Enginuity Power Systems, Inc.



ANNUAL REPORT

730 S Washington Street

Alexandria, VA 22314

(703) 389-0690

https://enginuitypowersystems.com/

This Annual Report is dated May 2, 2025.

BUSINESS

Enginuity Power Systems is a cleantech company focused on producing clean, resilient energy through a family of innovative, highly efficient, scalable combined heat and power (CHP) platforms in the 8 kW to 200 kW range. These systems provide users with electricity, hot water and heat - and can integrate with chillers, solar panels and batteries to provide additional functionality and flexibility. The E|8 kW can serve up to 80 million homeowners and 8 million small businesses in the US alone. E|8 kW can be scaled for larger applications. It is noted that the E|8 kW was formerly known as E|ONE and the name was changed due to trademark considerations.

Beyond the E|8 kW unit, the Company also signed a 3-year agreement with Kiturami in 2023 to market and sell Kiturami's 100 kW and 200 kW combined heat and power units under the Enginuity Power Systems brand name in the US and Canada. The 200 kW unit has been UL and EPA certified for sale in the US in Q1 2025, and Enginuity has ordered 12 units from its manufacturer to date. The 100 kW unit certification is targeted for Q4 2025 completion.

Enginuity originally incorporated as Warren Engine Company, Inc. in 2015 in Virginia, and was reincorporated in Delaware in March 2020 under its current name.

Business Model: Enginuity has a hybrid model in which it (1) develops proprietary products until they reach commercialization, works through third parties for large scale manufacturing and assembly, and sells these products through established business channels, and (2) sources, upgrades and resells third party products under the Enginuity Power Systems brand name, when justified through a solid business case. The Company also expects to generate service revenues from U.S. government contracts, including with the Department of Defense.

Today, Enginuity has 28 granted US patents, 8 pending US patent applications, 2 Canadian CHP patents, 2 pending Canadian CHP applications, 2 European CHP patents, 2 pending European applications, 1 Korean patent, 1 pending Korean application, 1 pending Indian application and 1 pending PCT application. Enginuity anticipates that 2 of the 8 pending US applications will be granted by the end of the year (2025).

Corporate Structure: Enginuity Power Systems, Inc. is a Delaware corporation. In February 2020, Enginuity Power Systems purchased the assets of Katech, Inc., then a world-renowned engine builder, manufacturing and testing facility and transferred the business to Katech Engineering, LLC and commercial real estate to Sorrentino Holdings, LLC. Enginuity Power Systems is the sole member of Katech and Katech is the sole member of Sorrentino. This acquisition allowed Enginuity to accelerate its product development and commercialization program, while generating cash and reducing costs.

Address: The Company is in the process of moving its headquarters in Alexandria, VA to a new location in Alexandria. The move is expected to be finalized in mid to late May and the new address will be:

100 N. Pitt St., Suite 405
Alexandria, VA 22314.

Previous Offerings

The Company has conducted the following offering of securities in the past three (3) years:

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,216,217
Number of Securities Sold: 60,932 shares
Use of proceeds: Product development and general corporate expenses
Date: August 2021 to March 10, 2022
Offering Exemption relied upon: Reg CF

Name: Series A Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $6,537,000
Number of Securities Sold: 143,813 shares of Series A Preferred Stock (plus a warrant to purchase 26,151 shares of Class A Common Stock). In connection with this offering, an additional 1,039,902 shares of Series A Preferred Stock were issued as a result of a mandatory conversion of Convertible Notes.
Use of proceeds: Product development. and general corporate expenses. There were no cash proceeds from the conversion of the Convertible Notes.
Date: May 18, 2022
Offering exemption relied upon: 506(b) and/or 4(a)(2)

Name: Series B Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $13,195,008
Number of Securities Sold: 341,221 shares of Series B Preferred Stock (plus warrants to purchase 46,151 shares of Class A Common Stock).
Use of proceeds: Product development and general corporate expenses.
Dates: June 2, 2023, September 14, 2023 and December 29, 2023
Offering exemption relied upon: 506(b) and/or 4(a)(2)

Name: Series B Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $3,683,974.89
Number of Securities Sold: 95,267 shares of Series B Preferred Stock.
Use of proceeds: Product development and general corporate expenses.
Date: October 25, 2024
Offering exemption relied upon: 506(b) and/or 4(a)(2)

Name: Series B Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $6,010,000.00
Number of Securities Sold: 139,702 shares of Series B Preferred Stock (plus warrants to purchase 7,336 shares of Class A Common Stock).
Use of proceeds: Product development and general corporate expenses.
Dates: March 28, 2025
Offering exemption relied upon: 506(b) and/or 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Operating Results - 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Enginuity Power Systems, Inc., formerly Warren engine Company, has been in business since November 2015. Between 2015 and 2024, the Company has primarily invested in research, development and engineering and, as a result, had accumulated a $29.35 million deficit by the end of 2024, despite a positive contribution by its Katech division.

Enginuity's consolidated net income was negative, unchanged versus 2023, due to the continued cash burn experienced by Enginuity from product development, commercialization efforts, and general corporate expenses. Katech had a more challenging year in 2024 than in 2023, with EBITDA decreasing from $714,000 to $186,000 due to a combination of one-time factors, as well as higher interest rates and market uncertainty.

Specific balance sheet items of note, customers deposits and deferred revenues decreased from $6.96 to $5.00 million primarily due to the execution of government contracts in excess of new pre-payments received for future work. Also, the cash balance decreased from $12.76 million to $3.47 million due to the cash burn, and the timing of capital injections. Since December 31, 2024, Enginuity has closed on a $6.01 million investment from funds advised by Blue

Marlin Partners, LLC.

Historical results and cash flows:

Historical projections are not expected to be consistent with future results. Consolidated revenues were $12.61 million in 2024, up from a revised $12.23 million in 2023, driven by the $1.69 million increase in revenues from Enginuity's contract with the US Army, and a $1.27 million revenue decrease for Katech. As previously discussed, Katech's revenues, gross margin, and operating profit were below 2023 levels primarily due to one-time factors. Consolidated Net Income (Loss) was unchanged at negative $ 8.78 million in 2024 vs 2023. The E|8 kW, residential, program underwent a strategic change in order to prioritize speed to market, ease of installation and product robustness. As a result, management is currently on a new pathway whose schedule projects pre-commercial unit production in 2025 and commercial production in 2026, which are subject to change.

Despite solid pipeline activity, Enginuity management provides no guidance about the E|100 kW and E|200 kW product revenues sourced from Kiturami, due to the uncertainty caused by the trade policy disruptions. The Company does not expect material revenues from the residential CHP unit in 2025. Finally, due to accelerated product development and commercialization efforts, we expect another annual loss at the end of the year.

Enginuity also expects to continue to invest in pre-commercial product manufacturing, supply chain, fulfillment, and inventory build-up in 2025. While the E|8 kW remains the major source of cash burn, the Company is also incurring additional certification and commercialization expenses in launching the Kiturami product line under its own private label.

Enginuity is still raising capital and is seeking at least $15 million in additional equity funding in 2025, to supplement the $22 million of gross proceeds raised since 2023 from issuing Series B Convertible Senior Preferred Stock. No new term sheet or subscription documents have been secured since the most recent raise on March 28, 2025, but discussions continue through multiple parties and channels.

Other disclosures:

A suit was filed against Katech Engineering on November 21, 2023 in the Circuit Court of the County of Macomb in the State of Michigan by Warren L. Grace, a customer of Katech Engineering, involving a contract with Katech Engineering to build and install a high performance engine in his 2017 Corvette. The parties to this suit have since amicably resolved it.

The Company filed Form C-AR for fiscal years 2023 and 2024 past the deadline set forth in 17 CFR § 227.202.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $3,471,226.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Five Lakes
Amount Owed: $75,082.88 (as of 3/31/2025)
Interest rate: 6.65%
Maturity Date: July 2027

Creditor: Five Lakes
Amount Owed: $27,138.20 (as of 3/31/2025)
Interest Rate: 4.35%
Maturity Date: September 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anthony (Tony) Uttley
Tony Uttley's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Board member
Dates of Service: April 2025 - Present
Responsibilities: Tony recently joined as the Issuer's Chief Executive Officer and, subject to expected stockholder action, a member of the Board of Directors effective as of April 25, 2025. As CEO, Tony manages all the company's activities on a day-to-day basis, and periodically informs the Board of progress. He will also be heavily involved in raising capital for the Issuer and the commercial strategy for its products.
Tony's other business experience in the past three years:
Employer: Quantinuum (a Honeywell-backed company)
Title: Co-Founder, President & Chief Operating Officer
Dates of Service: November 2021 – November 2023
Responsibilities: Responsible for the business execution and breakthrough growth strategy, building a quantum computing company, including an at-scale business infrastructure

Name: Richard (Steve) Niswander

Steve Niswander's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, Executive and member of Board of Directors
Dates of Service: November 2015 – Present
Responsibilities: Steve serves in a paid, full-time role equivalent to that of a "Chief Business Officer" or an "EVP of Sales and Business Development". He is in charge of setting up partnerships with major investors, product and channel partners and large manufacturing partners. Prior to January 2025, he also served as Chairman of the Board of Directors.
Steve has had no other business experience in the past three years.

Name: James Warren
Jim's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, VP of Design & Innovation and member of Board of Directors
Dates of Service: November 2015 - Present
Responsibilities: Jim is responsible for the invention of the company's original engine platform, as well as for multiple iterations of this engine since the company's foundation. Jim's primary focus is to provide new design ideas and manage the creative marketing efforts. Jim is also responsible for managing our growing patent portfolio, which require constant attention.
Jim has had no other business experience in the past three years.

Name: Greg Powell
Greg's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: November 2015 - Present
Responsibilities: In an unpaid and part-time role of Strategic Advisor, Greg periodically provides innovative ideas and concepts that are added to the Issuer's IP portfolio. Greg is responsible for a large share of our mCHP patents.
Greg's current primary role is with Powell Associates.
Employer: Powell Associates
Title: President
Dates of Service: January 1983 - Present
Responsibilities: Executive Management for Real Estate and Property Management
Greg's other experience in the past three years:
Employer: SolaREIT
Title: Founder and Board member
Dates of Service: July 2020 – Present
Responsibilities: Executive management for on-going activities with large institutional customers.

Name: Datta Godbole
Datta's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: May 2021 - Present
Datta currently services 2 hours per week in his role with the Issuer.
Datta's current primary role is with Edge2Cloud IoT LLC.
Employer: Edge2Cloud IoT LLC
Title: Founder and CTO
Dates of Service: March 2020 - Present
Responsibilities: Founder and Consultant
Datta's other business experience in the past three years:
Employer: Technological Leadership Institute, University of Minnesota
Title: Faculty (part-time)
Dates of Service: September 2021 - Present
Responsibilities: Teaching in the Management of Technology (MOT) program.

Name: Peter Kirsch
Peter's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman and Board member
Dates of Service: May 2022 – Present (became Chairman in January 2025)
Peter's current primary role is with Blue Marlin Partners, LLC.
Employer: Blue Marlin Partners, LLC
Title: Founder & CEO
Dates of Service: January 2016 - Present
Responsibilities: Principal Executive for investment advisory services.
Other than serving as a Board representative to several Blue Marlin portfolio companies, Peter has had no other business experience in the past three years.

Note:
Effective as of April 11, 2025, Jacques Beaudry-Losique resigned from his positions as President, Chief Executive Officer and a member of the Board of Directors of the Company. He continues to consult with the company for an orderly transition.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

The foregoing boilerplate paragraph incorrectly lists the required disclosure for this Form C-AR for securities holdings. Please disregard it as we are unable to change it.

The following table sets forth the beneficial owner of 20 percent or more of the Issuer's voting equity securities, which includes Class A Common Stock, Series A Convertible Senior Preferred Stock and Series B Convertible Senior Preferred Stock, calculated on the basis of voting power, as of the date of filing of this Form C-AR:

Name of Holder: Emerson Collective Investments, LLC
Number and Class of Securities Held: 1,039,902 shares of Series A Convertible Senior Preferred Stock and 129,299 shares of Series B Convertible Senior Preferred Stock. In addition, Holder has been granted a warrant to purchase 20,000 shares of Class A Common Stock.
Percent of Voting Power of Outstanding Voting Equity Securities: 42.1%
Percent of Voting Power of Fully Diluted Equity Securities: 25.4%

Name of Holders: Blue Marlin SPV, LLC, Blue Marlin 2 SPV, LLC, Blue Marlin 3 SPV LLC and Blue Marlin 4 SPV LLC, each advised by Blue Marlin Partners, LLC
Number and Class of Securities Held: Blue Marlin SPV holds 143,813 shares of Series A Convertible Senior Preferred Stock and has been granted a warrant to purchase 26,151 shares of Class A Common Stock. Blue Marlin 2 SPV holds 303,310 shares of Series B Convertible Senior Preferred Stock and has been granted a warrant to purchase 26,151 shares of Class A Common Stock. Blue Marlin 3 SPV holds 65,202 shares of Series B Convertible Senior Preferred Stock and has been granted a warrant to purchase 7,336 shares of Class A Common Stock. Blue Marlin 4 SPV holds 74,500 shares of Series B Convertible Senior Preferred Stock and currently has no warrants. As a group, the Blue Marlin SPVs collectively hold 143,813 shares of Series A Convertible Senior Preferred Stock and 443,012 shares of Series B Convertible Senior Preferred Stock and collectively have warrants to purchase 59,638 shares of Class A Common Stock.
Percent of Voting Power of Outstanding Voting Equity Securities (as a group): 20.9%
Percent of Voting Power of Fully Diluted Equity Securities (as a group): 13.4%

RELATED PARTY TRANSACTIONS

Name of Entities: Blue Marlin SPV, LLC, Blue Marlin 2 SPV, LLC, Blue Marlin 3 SPV LLC and Blue Marlin 4 SPV LLC, as a group
Relationship to Company: > 20% beneficial owner as a group
Nature of Interest: Series B Convertible Senior Preferred Stock and a warrant to purchase shares of Class A Common Stock.
Material Terms: The Issuer sold and issued to Blue Marlin 2 SPV shares of Series B Convertible Senior Preferred Stock in exchange for cash consideration of approximately $3.6 million closing on October 25, 2024. The Issuer sold and issued to Blue Marlin 3 SPV and Blue Marlin 4 SPV shares of Series B Preferred Stock, collectively, and granted a warrant to purchase shares of Class A Common Stock in exchange for cash consideration of approximately $6 million closing on March 28, 2025. The March 28, 2025 transaction resulted in the Blue Marlin SPVs (as a group) having beneficial ownership of the Issuer's voting equity securities exceeding 20%. In connection with the foregoing issuances and sales, each of Blue Marlin 2 SPV, LLC, Blue Marlin 3 SPV LLC and Blue Marlin 4 SPV entered into a joinder agreement with the Issuer pursuant to which each became party to the Issuer's Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement.

Name of Individual: Anthony (Tony) Uttley
Relationship to Company: Director and Officer
Nature of Interest: Executive Employment and Compensation
Material Terms: Mr. Uttley was recently appointed as the new CEO of the Issuer effective as of April 25, 2025. He entered into an Executive Employment Agreement with the Issuer for an initial three-year term, renewable for one-year terms, pursuant to which market standard provisions addressed compensation, benefits, severance, non-compete, non-solicitation, confidentiality and invention assignment without guaranteeing employment. In addition, Mr. Uttley received restricted stock units (RSUs), subject to dual trigger vesting, representing approximately 5% of the fully diluted equity interests of the Issuer, in accordance with a Restricted Stock Unit Award Agreement, dated as of April 25, 2025.

Name of Individual: Jacques Beaudry-Losique
Relationship to Company: Former Director and Officer
Nature of Interest: Post-Employment Relationship
Material Terms: Mr. Beaudry-Losique resigned as President, Chief Executive Officer and a member of the Board of Directors effective as of April 11, 2025. In connection, the Issuer and Jacques entered into an agreement dated as of April 11, 2025, pursuant to which Mr. Beaudry-Losique will continue to receive his base salary for six months after his resignation in exchange for cooperating and providing transition services and agreeing to customary post-employment releases and covenants that benefit the Issuer.

OUR SECURITIES

Pursuant to the Amended & Restated Certificate of Incorporation of the Issuer dated June 1, 2023 which was filed with the Secretary of State of the State of Delaware on June 2, 2023 (the "Restated Certificate"), the total number of shares of all classes of capital stock which the Issuer has authority to issue is (i) 5,592,550 shares of Common Stock of which 5,092,550 shares are designated as Class A Common Stock and 500,000 shares are designated as Class B Common Stock and (ii) 2,088,810 shares of Preferred Stock, of which 1,183,715 shares are designated as Series A Convertible Senior Preferred Stock ("Series A Preferred Stock") and 905,095 shares are designated as Series B Convertible Senior Preferred Stock ("Series B Preferred Stock").

Class A and Class B Common Stock

Of the 5,092,550 shares of Class A Common Stock authorized, a total of 1,044,542 shares are issued and outstanding, 1,434,096 shares are reserved for exercise of issued warrants and 510,000 shares are reserved for the Company's stock incentive and option plan.

Of the 500,000 shares of Class B Common Stock authorized, a total of 60,932 shares are issued and outstanding. Voting Rights: Except as provided by law and as described below under "Agreements Affecting Rights of Stockholders", holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. There are no voting rights associated with Class B Common Stock.

Material Rights: There are no liquidation preference, dividend rights, preemptive rights, conversion rights, anti-dilution rights, registration rights or other material rights associated with Class A Common Stock or the Class B Common Stock.

Series A Preferred Stock and Series B Preferred Stock

Of the 1,183,715 shares of Series A Preferred Stock authorized, a total of 1,183,715 shares are issued and outstanding. Currently, due to anti-dilution adjustments, these shares of Series A Preferred Stock are convertible into 1,207,353 shares of Class A Common Stock.

Of the 905,095 shares of Series B Preferred Stock authorized, a total of 576,190 shares are issued and outstanding. Currently, these shares of Series A Preferred Stock are convertible into 576,190 shares of Class A Common Stock.

Voting Rights: Holders of Series A Preferred Stock and holders of Series B Preferred Stock are entitled to vote with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, except as provided by law and as described below under "Agreements Affecting Rights of Stockholders". Each share of Series A Preferred Stock and each share of Series B Preferred Stock will be entitled to a number of votes equal to the number of shares of Class A Common Stock into which each such share is convertible pursuant to the Restated Certificate.

Material Rights: The Series A Preferred Stock and Series B Preferred Stock have dividend rights, liquidation preference, protective provisions, conversion rights (convertible to Class A Common Stock) and anti-dilution rights set forth in the Restated Certificate.

Agreements Affecting Rights of Stockholders: On June 2, 2023, the Issuer entered into various agreements with certain stockholders that provide for special rights and obligations on such holders, superseding the Securityholders Agreement that the Issuer previously entered into on May 18, 2022 with many of the same stockholders.

The Investors Rights Agreement grants certain rights to each holder of at least 129,300 shares of Preferred Stock (the "Major Investors"), including limited registration rights, informational and observer rights and the right of first offer on future issuances of capital stock by the Issuer.

The Right of First Refusal and Co-Sale Agreement provide that the Major Investors, second to the Issuer's right of first refusal, will have a right of first refusal with respect to any shares of capital stock of the Issuer proposed to be sold or otherwise transferred by Key Holders and current and future 1 % holders of outstanding Common Stock (which include the Class B Common Stock issued pursuant to Regulation CF) with a right of oversubscription for Major Investors who elect to purchase shares unsubscribed by other Major Investors. If the foregoing right of first refusal is not fully subscribed, each Major Investor that has not exercised its oversubscription right will have a co-sale right to participate in such Key Holder's proposed sale or transfer on a proportionate basis consistent with the existing co-sale agreement.

The Voting Agreement provides that each holder of shares of Series A Preferred Stock and shares of Series B Preferred Stock and Key Holders to vote their shares such that the Board of Directors will be set at seven (7) members which will include: (i) one member designated by the holders of a majority of Series B Preferred Stock, which individual will have relevant industry experience relating to the Issuer's business as an independent director, (ii) two members designated by ECI, (iii) one member designated by Blue Marlin, (iv) two members designated by R. Steven Niswander, James Warren and John Wingert Jr. as long as they collectively hold at least 10% of the issued and outstanding shares of capital stock of the Issuer on a fully diluted basis and (v) one member who will be the then-serving Chief Executive Officer.

The Voting Agreement also provides that holders of Preferred Stock and Key Holders will be required to vote in favor of any merger or sale transaction that is approved by (i) the Board of Directors, (ii) holders of at least 50% of the Preferred Stock issued on June 2, 2023; and (iii) the holders of a majority of the Issuer's outstanding shares of Common Stock (other than shares of Common Stock issued or issuable upon conversion of Preferred Stock), voting together as a single class.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

<p>• Uncertain Risk</p> <p>An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of Class B Common Stock (the "Securities") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C, including Form C-ARs. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.</p> <p>• Our business projections are only projections</p> <p>There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.</p> <p>• Any valuation at this stage is difficult to assess</p> <p>The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.</p> <p>• The transferability of the Securities you are buying is limited</p> <p>Any shares of the Securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that investors purchased cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.</p> <p>• Your investment could be illiquid for a long time</p> <p>You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may do an IPO or be acquired by an existing player in the building technologies industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.</p> <p>• If the Company cannot raise sufficient funds, it will not succeed</p> <p>If it cannot raise sufficient funds until it is self-sufficient, for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. The Company is not currently self-sufficient.</p> <p>• We may not have enough capital as needed and may be required to raise more capital</p> <p>We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates have increased, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.</p> <p>• Terms of subsequent financings may adversely impact your investment</p> <p>We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from

time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.</p> <p>• Management Discretion as to Use of Proceeds</p> <p>Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.</p> <p>• Projections: Forward Looking Information</p> <p>Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.</p> <p>• We may never have an operational product or service</p> <p>It is possible that the Company may never be able to launch the new core product we are raising capital for (E|8 kW) - or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's deciding that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.</p> <p>• Some of our products are still in prototype phase and might never be operational products</p> <p>It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.</p> <p>• Developing new products and technologies entails significant risks and uncertainties</p> <p>We are currently in the research and development stage and have manufactured five prototypes for our E|8 kW product (formally designated E|ONE). Delays and cost overruns in the development of our E|8 kW product have continued in 2024, leading to the replacement of the engine platform, delaying our launch date further, and can still impact our current 2026 target launch date. Failure of the product to fully meet our performance targets may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect the timing of the product launch, the product cost, operating performance and results of operations.</p> <p>• Minority Holder; Securities with No Voting Rights</p> <p>The shares of Class B Common Stock that an investor purchased has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.</p> <p>• You are trusting that management will make the best decision for the company</p> <p>You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.</p> <p>• Insufficient Funds</p> <p>The company might not sell enough securities to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.</p> <p>• Our new product could fail to achieve the sales projections we expected</p> <p>Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.</p> <p>• We face significant market competition</p> <p>Larger, established Appliance and HVAC companies may develop competing products, or buy some of our smaller competitors. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. For example, electrical heat pumps are now beneficiaries from large subsidies and incentives under the 2022 Inflation Reduction Act (IRA). It should further be assumed that competition will intensify.</p> <p>• We are an early-stage company and have not yet generated any profits</p> <p>Enginuity Power Systems was formed on November 11, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Enginuity Power Systems has incurred a net loss every single year since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.</p> <p>• We are an early stage company and have limited revenue and operating history</p> <p>The Company has a short history, few customers, and effectively no revenue related to the new product for which it is raising capital, the E|8 kW. If you are investing in this company, it's likely in part because you think that our E|8 kW platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.</p> <p>• We have existing patents that we might not be able to protect properly</p> <p>One of the Company's most valuable assets is its intellectual property. Currently, Enginuity has 28 granted US patents, 8 pending US patent applications, 2 Canadian CHP patents, 2 pending Canadian CHP applications, 2 European CHP patents, 2 pending European applications, 1 Korean patent, 1 pending Korean application, 1 pending Indian application and 1 pending PCT application. The Company's patent attorney expects that 2 of the 8 pending US applications will be granted by the end of the year (2025).</p> <p>• We have pending patent approval's that might be vulnerable</p> <p>We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.</p> <p>• Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective</p> <p>Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.</p> <p>• The cost of enforcing our trademarks and copyrights could prevent us from enforcing them</p> <p>Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.</p> <p>• The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business</p> <p>To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.</p> <p>• Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time</p> <p>Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and CARB (California Air Resource Board) and other relevant government laws and regulations. The laws and regulations impacting the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.</p> <p>• We rely on third parties to provide services essential to the success of our business</p> <p>We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.</p> <p>• Our current primary fuel of choice is natural gas</p> <p>While natural gas is by far the cleanest fossil fuel, there is pressure from activists and some local, state and national governments to limit or even eliminate any fossil fuel, including natural gas. While the Federal government is currently supportive of natural gas, the lack of policy consensus can continue to raise risk perception from current and future investors. While we are working on lower carbon fuel alternatives to natural gas, there is no guarantee that the economics will work as well as those for natural gas, or that these products will be ready in time to fully replace our current market penetration projections.</p> <p>• Policy and regulatory risk</p> <p>Federal policy and regulation may slow down or deter homeowners from their ability to sell power to the grid, or to receive full market price for their power. If this were to occur, it could affect the business and/or its anticipated plans, reducing our growth prospects.</p> <p>• Trade policy risk</p> <p>A critical source of revenue from Enginuity will be generated by products sourced from Kiturami, a South Korean entity, that is subject to a 10% tariff as of the date of this filing. There is a higher 25% tariff assessment that has been suspended until July 2025. If resolution does not occur by then, it would increase the cost of our E|200 kW products by up to $50,000 per unit, impacting either revenues or margins, or some combination of both.</p>

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2025.

Enginuity Power Systems, Inc.

By /s/ *Anthony Uttley*

     Name: <u>Enginuity Power Systems, Inc.</u>

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Financial Statement Certification

I, Anthony Uttley, the Chief Executive Officer of Enginuity Power Systems, Inc., a Delaware corporation (the "Company"), am the principal executive officer of the Company and hereby certify that the financial statements of the Company for the periods ending December 31, 2023 and December 31, 2024 that are included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on the Company's federal income tax returns.

As of the date hereof, the Company's tax return for 2024 is under extension and will be filed on or before September 15, 2025. For the year 2024, the book amounts reported total income of $3,550,313; taxable income of $(8,779,932) and total tax of $0. The final figures for 2024 are subject to change. For the Company's tax return for 2023, the Company reported total income of $3,618,977, taxable income of $(8,779,544) and total tax of $0.

IN WITNESS THEREOF, this Financial Statement Certification has been executed by the undersigned for and on behalf of the Company as of the 1st day of May 2025.

Signed by:

Anthony P Uttley
311E75BB2DF5484...

Name: Anthony Uttley
Title: Chief Executive Officer

Date: May 1, 2025

Enginuity Power Systems, Inc.
BALANCE SHEET
For The Years Ending, December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash & Equivalents	3,471,226	12,764,421
Accounts Receivable	1,772,324	707,272
Inventory	2,732,848	1,916,683
Prepaid Expenses	183,827	81,934
Total Current Assets	8,160,225	15,470,309
Property, Plant, and Equipment, Net Book Value	5,308,578	5,575,194
Goodwill	954,935	954,935
Intangible Assets, Net Book Value	232,502	276,417
Total Assets	14,656,239	22,276,855
Accounts Payable And Accrued Expenses	1,171,347	1,267,450
Customer Deposits and Deferred Revenue	4,998,400	6,956,511
Other Current Liabilities	-	-
Total Current Liabilities	6,169,747	8,223,961
Convertible Notes Payable	-	-
Equipment, Mortgage, and Other Notes Payable	145,337	231,488
Total Liabilities	6,315,084	8,455,449
Common Stock	3,710,669	3,703,169
Preferred Stock, Series A	17,922,241	17,922,241
Preferred Stock, Series B	16,878,968	13,194,993
Series Financing Fees	(823,295)	(420,750)
Retained Earnings	(20,567,495)	(11,798,703)
Current Year Net Income (Loss)	(8,779,932)	(8,779,544)
Total Equity	8,341,155	13,821,406
Total Liabilities and Equity	14,656,239	22,276,855

Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.


Enginuity Power Systems, Inc.
PROFIT & LOSS STATEMENT
For The Years Ending, December 31, 2024 and 2023
(Unaudited)


	2024	2023
Revenue	12,613,161	12,228,760
Cost of Goods Sold	9,062,848	8,609,783
Gross Profit	3,550,313	3,618,977
GP%	28.1%	29.6%
Research & Development	3,682,069	5,191,610
Marketing	684,728	458,981
Professional Fees, Legal, Contracting	1,688,097	1,103,217
Personnel	4,103,429	3,816,469
Operations	1,430,613	1,294,302
Total Selling, General & Administrative	11,588,936	11,864,578
Operating Income (Loss)	(8,038,623)	(8,245,601)
Interest Income	(71,638)	(8,417)
Rental Income	(36,000)	-
Interest Expense	129,856	115,711
Depreciation & Amortization	633,792	367,468
Taxes Paid	60,998	61,112
Other Non-Operating Expense	24,300	(1,931)
Total Non-Operating Expenses	741,309	533,943
Net Income (Loss)	(8,779,932)	(8,779,544)


Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.


Enginuity Power Systems, Inc.
STATEMENT OF CASH FLOWS
For The Years Ending, December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash flows from operating activities		
Net Income (before income tax)	(8,779,932)	(8,779,544)
Add (deduct) effects on operating income:		
Depreciation and amortization	600,258	367,468
Accounts receivable	(1,065,053)	(190,746)
Inventory	(816,165)	(129,857)
Prepaid expense and other assets	(101,893)	382,765
Accounts payable	3,105	220,250
Customer deposits and deferred revenue	(1,958,111)	3,520,985
Accrued liabilities	53,365	(6,825)
Payroll and business taxes payable	(144,188)	117,919
Convertible note interest payable		
Net cash provided (used) by operating activities	(12,208,613)	(4,497,586)
Cash flows from investing activities:		
Purchase of equipment	(85,443)	(1,590,728)
Goodwill and IP capitalization	(201,918)	(148,535)
Net cash provided (used) by investing activities	(287,361)	(1,739,263)
Cash flows from financing activities		
Proceeds from issuing common stock	-	-
Proceeds from issuing preferred stock	3,691,475	13,201,737
Series financing fees	(402,545)	(420,750)
Increase (decrease) from convertible notes and interest	-	-
Increase (decrease) notes payable and mortgage	(86,151)	(136,123)
Increase (decrease) convertible notes payable		
Net cash provided (used) by financing activities	3,202,779	12,644,864
Net increase (decrease) in cash	(9,293,195)	6,408,015
Cash balance, beginning of period	12,764,421	6,356,405
Cash balance, end of period	3,471,226	12,764,421

Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.

Enginuity Power Systems, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For The Years Ending, December 31, 2024 and 2023
(Unaudited)

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Retained Earnings	Total Shareholders' Equity
Balance on January 1, 2023	3,703,169	17,922,241	-	(11,798,703)	9,826,707
Issued shares for cash, net of financing fees			12,774,243		12,774,243
Conversion of debt to shares					-
Net Income (loss)				(8,779,544)	(8,779,544)
Balance on December 31, 2023	3,703,169	17,922,241	12,774,243	(20,578,247)	13,821,406
Issued shares for cash, net of financing fees	7,500		3,292,181		3,299,681
Conversion of debt to shares					-
Net Income (loss)				(8,779,932)	(8,779,932)
Balance on December 31, 2024	3,710,669	17,922,241	16,066,424	(29,358,180)	8,341,155

Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.

CERTIFICATION

I, Anthony Uttley, Principal Executive Officer of Enginuity Power Systems, Inc., hereby certify that the financial statements of Enginuity Power Systems, Inc. included in this Report are true and complete in all material respects.

Anthony Uttley

Chief Executive Officer